UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                               Orphan Medical Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    687303107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              OrbiMed Advisors LLC
--------------------------------------------------------------------------------
                               OrbiMed Capital LLC
                                 Samuel D. Isaly
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 April 18, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |X|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP No.  687303107                                     Page 3 of 15 Pages
--------------------------------                         -----------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            OrbiMed Advisors LLC
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  |_|
            (b)  |_|
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

                                       0
           NUMBER OF           -------------------------------------------------
             SHARES             8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   1,080,000
              EACH             -------------------------------------------------
           REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                     0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       1,080,000
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,080,000
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.45%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON (See Instructions)

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP No.  687303107                                     Page 4 of 15 Pages
--------------------------------                         -----------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            OrbiMed Capital LLC
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  |_|
            (b)  |_|
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

                                       0
           NUMBER OF           -------------------------------------------------
             SHARES             8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   537,302
              EACH             -------------------------------------------------
           REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                     0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       537,302
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            537,302
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.71%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON (See Instructions)

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP No.  687303107                                     Page 5 of 15 Pages
--------------------------------                         -----------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Samuel D. Isaly
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  |_|
            (b)  |_|
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS (See Instructions)

            AF
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

                                       0
           NUMBER OF           -------------------------------------------------
             SHARES             8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                    1,617,302
              EACH             -------------------------------------------------
           REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                     0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                        1,617,302
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,617,302
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.16%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON (See Instructions)

            HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Shares") of Orphan Medical Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 13911 Ridgedale Drive, Suite 475, Minnetonka, MN 55305.

Item 2.  Identity and Background.

         (a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly ("Isaly"), an individual (collectively, the "Reporting Persons").

         (b) - (c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 3 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

         OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as general partner to certain limited partnerships as more particularly described in Item 3 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

         (i)    name;

         (ii)   business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv)   citizenship.

         (d) - (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I and II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations.

         On and prior to December 31, 2004, pursuant to the discretionary investment management authority of OrbiMed Advisors LLC and OrbiMed Capital LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Capital Master Fund Ltd., Caduceus Capital II, LP, UBS Eucalyptus Fund, LLC, and PaineWebber Eucalyptus Fund, LLC caused these clients to purchase 1,617,302 Shares of the Issuer. The authority referenced in the preceding sentence included authority to vote, purchase and/or sell securities held by or on behalf of such clients, including those Shares of the Issuer referenced in that sentence.

         Following the above transactions, Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC, is the beneficial owner of approximately 14.16% of the outstanding Shares of the Issuer. OrbiMed Advisors LLC is the beneficial owner of approximately 9.45% of the outstanding Shares of the Issuer and OrbiMed Capital LLC is the beneficial owner of approximately 4.71% of the outstanding Shares of the Issuer.

         None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since December 31, 2004.

Item 4.  Purpose of Transaction.

         As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of Caduceus Capital Master Fund Ltd., Caduceus Capital II, LP, UBS Eucalyptus Fund, LLC, PaineWebber Eucalyptus Fund, LLC or any other of the Reporting Persons' respective advisory clients.

         The Reporting Persons were previously granted and exercised the right to appoint an observer to the Board of Directors (the "Board") of the Issuer, so as to permit active monitoring of the operations of the Issuer. Michael B. Sheffery, Ph.D. currently serves as the Reporting Persons' observer to the Board.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Subject to the Merger Agreement described in the next paragraph, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly and also subject to the Merger Agreement described in the next paragraph, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         The Issuer, Jazz Pharmaceuticals, Inc., a Delaware corporation ("Buyer"), and Twist Merger Sub, Inc., a Delaware corporation ("Sub") entered into a Merger Agreement as of April 18, 2005 (the "Merger Agreement", attached hereto as Exhibit B and incorporated by reference herein), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Sub with and into the Issuer (as set forth in the Merger Agreement) in exchange for a cash payment for all of the issued and outstanding shares of capital stock of the Issuer (the "Merger").

         Approval of the Merger Agreement by (i) the holders of a majority of the issued and outstanding shares of the Issuer's Common Stock, $0.01 par value per share, voting together with the holders of the Issuer's Senior Convertible Preferred Stock, $0.01 par value per share ("Senior Preferred Stock"), voting on an as converted basis and (ii) the holders of a majority of the issued and outstanding shares of Senior Preferred Stock, voting as a separate class, among other things, is required in order to consummate the transactions contemplated by the Merger Agreement.

         In connection with the execution of the Merger Agreement, Buyer has required each stockholder of the Issuer, including OrbiMed Advisors LLC, to enter into the Voting Agreement, dated as of April 18, 2005, among the Issuer, Buyer, Sub, OrbiMed Advisors LLC and each stockholder of the Company signatory thereto (the "Voting Agreement", attached hereto as Exhibit C and incorporated by reference herein).

         The Voting Agreement is described below (certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement).

         Agreement to Vote. From April 18, 2005 until the termination of the Voting Agreement (the "Term"), at every time as the Issuer convenes a meeting of, or otherwise seeks a vote of, the Issuer's stockholders for the purpose of approving the Merger, OrbiMed Advisors LLC agrees to vote, or cause to be voted, to the extent not voted by Buyer as appointed by the Proxy (defined below), all of its Subject Shares: (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement; (b) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (c) against any actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement) that are intended to, or could be reasonably expected to, impair the ability of the Issuer to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. OrbiMed Advisors LLC further agrees not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with or violative of the foregoing terms.

         Proxy. OrbiMed Advisors LLC constitutes and appoints Buyer as its proxy (its "Proxy") to vote OrbiMed Advisors LLC's Subject Shares at every annual, special, adjourned or postponed meeting of the stockholders of the Issuer called for purposes of considering whether to approve the Merger Agreement or any of the other transactions or matters contemplated by, or directly or indirectly affecting, the Merger Agreement or to execute a written consent of stockholders in lieu of any such meeting.

         Transfer of Subject Shares. Except as otherwise contemplated by the Merger Agreement, until the termination of the Voting Agreement, OrbiMed Advisors LLC agrees that it will be the beneficial owner of all of its Subject Shares and will hold such Subject Shares free and clear of all Liens and will not, directly or indirectly, without the prior written consent of Buyer: (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise in any way dispose of, or enter into any contract, option or other agreement (oral or written) with respect to or consent to the offer for sale, sell, transfer, tender, pledge, encumbrance, assignment or any other disposition of, any or all of such Stockholder's Subject Shares, or any interest therein; (b) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to any of the Subject Shares; (c) take any action that would reasonably be expected to have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement or making any representation or warranty of such contained in this Agreement untrue or incorrect; or (d) enter into any agreement or arrangement providing for any of the actions described in clause (a), (b) or (c) above.

         Termination. The Voting Agreement terminates upon the earliest to occur of (i) the Merger Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the execution of any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the Merger Consideration in a manner adverse to any Stockholder without the prior written consent of such Stockholder or (iv) the mutual agreement of the parties hereto.

         Certain Events. OrbiMed Advisors LLC agrees that the Voting Agreement and its obligations thereunder shall attach to its Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including, without limitation, OrbiMed Advisors LLC's successors. Notwithstanding any transfer of Subject Shares, the transferor shall remain liable for the performance of all its obligations under the Voting Agreement.

         The preceding summary of certain provisions of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement and the Merger Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date of this filing, OrbiMed Advisors LLC, OrbiMed Capital LLC, and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 14.16% of the issued and outstanding Shares. As described above in
Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Isaly and OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

         (c) No transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit                                    Description
A. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and Samuel D. Isaly.
B. Merger Agreement and Plan of Merger, dated April 18, 2005, among Orphan Medical

                Inc., Jazz Pharmaceuticals, Inc., and Twist Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Orphan Medical Inc. filed April 20, 2005).
C. Voting Agreement, dated April 18, 2005, among Orphan Medical Inc., Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., OrbiMed Advisors LLC and each stockholder of the Company signatory thereto (incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K of Orphan Medical Inc. filed on April 20, 2005).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2005

                                                 OrbiMed Advisors LLC

                                                 By:  /s/ Samuel D. Isaly
                                                 ---------------------------
                                                 Name: Samuel D. Isaly
                                                 Title: Managing Partner


                                                 OrbiMed Capital LLC

                                                 By: /s/ Samuel D. Isaly
                                                 ----------------------------
                                                 Name: Samuel D. Isaly
                                                 Title: Managing Partner


                                                 By:  /s/ Samuel D. Isaly
                                                 ----------------------------
                                                 Name: Samuel D. Isaly

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

=================================================================================================================
                                                Position with Reporting
                Name                                     Person                       Principal Occupation
-----------------------------------------------------------------------------------------------------------------
Samuel D. Isaly                               Managing Partner                     Partner
                                                                                   OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------------------------
Michael Sheffery                              Partner                              Partner
                                                                                   OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------------------------
Carl L. Gordon                                Partner                              Partner
                                                                                   OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------------------------
Sven Borho                                    Partner                              Partner
     German and Swedish Citizen                                                    OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------------------------
Jonathan T. Silverstein                       Partner                              Partner
                                                                                   OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------------------------
Eric A. Bittelman                             Chief Financial Officer and          CFO/CCO
                                              Chief Compliance Officer             OrbiMed Advisors LLC
=================================================================================================================

                                   Schedule II

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

=================================================================================================================
                                                Position with Reporting
                Name                                     Person                       Principal Occupation
-----------------------------------------------------------------------------------------------------------------
Samuel D. Isaly                               Managing Partner                     Partner
                                                                                   OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------------------------
Michael Sheffery                              Partner                              Partner
                                                                                   OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------------------------
Carl L. Gordon                                Partner                              Partner
                                                                                   OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------------------------
Sven Borho                                    Partner                              Partner
     German and Swedish Citizen                                                    OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------------------------
Jonathan T. Silverstein                       Partner                              Partner
                                                                                   OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------------------------
Eric A. Bittelman                             Chief Financial Officer and Chief    CFO/CCO
                                              Compliance Officer                   OrbiMed Capital LLC
=================================================================================================================


                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
   Exhibit                             Description                 Page No.
--------------------------------------------------------------------------------
      A.        Joint Filing Agreement among OrbiMed                 A-1
                Advisors LLC, OrbiMed Capital LLC, and
                Samuel D. Isaly.
--------------------------------------------------------------------------------

                                                                      Exhibit A.

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on this Schedule 13D, dated April 18, 2005 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Orphan Medical Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 5th day of May 2005.

                                               OrbiMed Advisors LLC

                                               By:  /s/ Samuel D. Isaly
                                               ---------------------------
                                               Name: Samuel D. Isaly
                                               Title: Managing Partner


                                               OrbiMed Capital LLC

                                               By:  /s/ Samuel D. Isaly
                                               ----------------------------
                                               Name: Samuel D. Isaly
                                               Title: Managing Partner


                                               By:  /s/ Samuel D. Isaly
                                               ----------------------------
                                               Name: Samuel D. Isaly


                                      A-1